                                                                    Exhibit 99.1

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Chancery Software Ltd.

Consolidated Financial Statements
September 30, 2000 and 1999
(tabular amounts expressed in thousands of U.S. dollars)

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--------------------------------------------------------------------------------
                                                PricewaterhouseCoopers LLP
                                                Chartered Accountants
                                                1111 West Hastings Street
                                                Vancouver British Columbia
                                                Canada V6E 3R2
                                                Telephone +1 (604) 806 7000
                                                Facsimile +1 (604) 806 7806

Auditors' Report

To the Directors and Shareholders of
Chancery Software Ltd.

We have audited the consolidated balance sheets of Chancery Software Ltd. as at September 30, 2000 and 1999 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years ended September 30, 2000 and 1999 in accordance with generally accepted accounting principles in the United States.

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, Canada
November 10, 2000 (except for note 12 which is as of December 15, 2000)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization

Chancery Software Ltd.
Consolidated Balance Sheets
As at September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

                                                           2000           1999
                                                              $              $

Assets

Current assets
Cash and cash equivalents                                  6,311           2,580
Short-term investments                                     7,399              --
Accounts receivable (note 4)                               2,956           3,046
Prepaid expenses and deposits                                511             307
Work-in-process                                              169              --
Inventory                                                    132             112
                                                          ----------------------

                                                          17,478           6,045

Long-term accounts receivable                                100              --

Investment - at cost                                          --               6

Property and equipment - net (note 4)                      1,804             672

Intangible assets                                          1,308             244

Goodwill                                                   1,991              --
                                                          ----------------------

                                                          22,681           6,967
                                                          ----------------------

        The accompanying notes are an integral part of these consolidated financial statements.

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

Chancery Software Ltd.
Consolidated Balance Sheets...continued
As at September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

                                                                            2000    1999
                                                                               $       $
Liabilities

Current liabilities
Accounts payable and accrued liabilities (notes 4 and 6)                2,160      2,521
Income taxes payable                                                       42         --
Note payable (note 5)                                                     500         --
                                                                        ----------------
                                                                        2,702      2,521

Unearned revenue                                                        5,736      3,925
                                                                        ----------------

Total current liabilities                                               8,438      6,446

Deferred income taxes                                                     268         --
                                                                        ----------------
                                                                        8,706      6,446
                                                                      ------------------
Redeemable Convertible Preferred Stock (note 7)
Authorized
    100,000,000 Class A voting redeemable convertible preferred shares, no par value, 4% cumulative dividend

Issued and outstanding
    4,667,419 (1999 - nil) Class A voting redeemable convertible preferred shares (including accretion of cumulative
        dividend of $629,997 and net of issuance costs of 326,000)     32,204         --
                                                                      ------------------
Shareholders' Equity

Capital stock (note 8)
Authorized
    100,000,000 voting common shares, no par value

Issued and outstanding
    7,208,348 (1999 - 18,095,715) voting common shares (net of
     issuance costs of $86,600)                                         4,399      9,360

Other capital accounts                                                    (72)       494

Accumulated other comprehensive income                                  1,558      1,098

Deficit                                                               (24,114)   (10,431)
                                                                      ------------------

                                                                      (18,229)       521
                                                                      ------------------

                                                                       22,681      6,967
                                                                      ------------------

Approved by the Board of Directors

_________________________ Director      ______________________________ Director

       The accompanying notes are an integral part of these consolidated financial statements.

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

Chancery Software Ltd.
Consolidated Statements of Operations
For the years ended September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars except per share amounts)

                                                           2000           1999
                                                              $              $

Revenue                                                   14,029         11,453

Costs                                                      3,786          2,652
                                                          ---------------------

Gross profit                                              10,243          8,801
                                                          ---------------------

Expenses
Sales and marketing                                        5,946          3,799
Research and development                                   5,170          1,949
General and administration                                 3,616          2,387
Depreciation                                                 489            235
Amortization of intangible assets                            330             37
Amortization of goodwill                                     398             --
                                                          ---------------------

                                                          15,949          8,407
                                                          ---------------------

                                                          (5,706)           394

Gain on sale of investment                                   945             --

Interest income                                              421             26

Foreign exchange gain (loss)                                 656           (217)
                                                          ---------------------

(Loss) earnings before income taxes                       (3,684)           203

Provision for income taxes                                   167             --
                                                          ---------------------

Net (loss) earnings for the year                          (3,851)           203
                                                          ---------------------

        The accompanying notes are an integral part of these consolidated financial statements.

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

Chancery Software Ltd.
Consolidated  Statements of Changes in Shareholders' Equity
For the years ended September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

                                                                                Other capital accounts
                                                                   -----------------------------------
                                                                                               Accumu-
                                                                                           lated other                     Total
                                             Common  Stock         Additional    Deferred      compre-                    stock-
                                         ---------------------       paid-in      compen-      hensive                  holders'
                                         Shares         Amount       capital       sation       income      Deficit       equity
                                                             $             $            $            $            $            $
Balance - September 30, 1998          1,557,185          1,910           109           --         905      (10,634)        (7,710)

Issuance of shares for cash             111,050             42            --           --          --           --             42
Issuance on conversion of Class A
  Preferred Stock                     2,820,930          1,280           140           --          --           --          1,420
Issuance on conversion of Class B
  Preferred Stock                     2,782,135          1,263           (26)          --          --           --          1,237
Issuance on conversion of Class C
  Preferred Stock                     1,224,555            556             7           --          --           --            563
Issuance on conversion of Class D
  Preferred Stock                        14,480              7            --           --          --           --              7
Issuance on conversion of Class A
  debentures                          3,467,880          1,574            --           --          --           --          1,574
Issuance on conversion of Class B
  debentures                          6,117,500          2,776            --           --          --           --          2,776

Share issuance costs                         --            (48)           --           --          --           --            (48)

Employee option grants                       --             --           462         (462)         --           --             --

Amortization of deferred
  compensation expense                       --             --            --          264          --           --            264
Comprehensive income (loss)
  Accumulated other
    comprehensive income -
    foreign currency translation             --             --            --           --         193           --
  Net earnings for the year                  --             --            --           --          --          203
Total comprehensive income                   --             --            --           --          --           --            396
                                     --------------------------------------------------------------------------------------------
Balance - September 30, 1999         18,095,715          9,360           692         (198)      1,098      (10,431)           521

Issuance of shares for cash           1,002,028            329            --           --          --           --            329

Issuance on acquisition of Misty
  City Software Inc.                    467,835            546            --           --          --           --            546

Redemption                          (12,537,230)        (5,836)         (715)          --          --       (8,067)       (14,618)

Class A Preferred Stock
    cumulative dividend                      --             --            --           --          --         (630)          (630)

Adjustment of Class A Preferred
  Stock to redemption value                  --             --            --           --          --       (1,135)        (1,135)

Employee option grants                       --             --            23          (23)         --           --             --

Amortization of deferred
  compensation expense                       --             --            --          149          --           --            149
Comprehensive income (loss)
  Accumulated other
    comprehensive income -
    foreign currency translation             --             --            --           --         460           --
  Loss for the year                          --             --            --           --          --       (3,851)
Total comprehensive income                   --             --            --           --          --           --         (3,391)
                                     --------------------------------------------------------------------------------------------
Balance - September 30, 2000          7,028,348          4,399            --          (72)      1,558      (24,114)       (18,229)
                                     --------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

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

Chancery Software Ltd.
Consolidated Statements of Cash Flows
For the years ended September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

                                                                    2000       1999
                                                                       $          $

Cash flows used in operating activities
Net (loss) earnings for the year                                  (3,851)       203
Adjustments to reconcile loss for the year to net cash used in operating activities
   Non-cash revenue                                                 (506)        --
   Depreciation                                                      489        284
   Amortization of intangible assets                                 330         --
   Amortization of goodwill                                          398         --
   Gain on sale of investment                                       (945)        --
   Stock-based compensation                                          149        264
   Foreign exchange gain                                            (656)        --
   Deferred income taxes                                             125         --
   Changes in operating working capital items
      Accounts receivable                                            177     (1,317)
      Prepaid expenses and deposits                                 (202)      (126)
      Work-in-process                                               (169)        --
      Inventory                                                      (16)         8
      Long-term accounts receivable                                 (100)        --
      Accounts payable and accrued liabilities                      (437)       944
      Income taxes payable                                            42         --
      Unearned revenue                                             1,041      1,055
                                                                  -----------------
                                                                  (4,131)     1,315
                                                                  -----------------

Cash flows used in investing activities
Proceeds on sale of investment                                       951         --
Purchase of Misty City Software                                   (1,225)        --
Cash acquired on acquisition of Misty City Software Inc.             102         --
Purchase of property and equipment                                (1,582)      (749)
Purchase of intangible assets                                       (236)        --
Purchase of short-term investments                                (7,399)        --
                                                                  -----------------
                                                                  (9,389)      (749)
                                                                  -----------------

Cash flows used in financing activities
Redemption of common shares                                      (14,618)        --
Issuance of Common Stock for cash                                    329         42
Issuance of redeemable convertible Preferred Stock for cash       31,574         --
Repayment of note payable                                           (500)        --
Share issuance costs                                                  --        (48)
Convertible debentures                                                --        (66)
                                                                  -----------------
                                                                  16,785        (72)
                                                                  -----------------

Foreign exchange effect on cash                                      466        193
                                                                  -----------------
Increase in cash and cash equivalents                              3,731        687

Cash and cash equivalents - Beginning of year                      2,580      1,893
                                                                  -----------------
Cash and cash equivalents - End of year                            6,311      2,580
                                                                  -----------------

      The accompanying notes are an integral part of these consolidated financial statements.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

1     The Company

      Chancery Software Ltd. ("the Company") is incorporated under the laws of British Columbia, Canada. The Company develops, markets, and sells Student Information Systems ("SIS") software primarily to schools and school districts in the K-12 market. The Company also operates its web portal, K12Planet.com, which serves as an online community incorporating the information generated by its SIS software at the school level with educational and informational content for teachers, students, parents, and other stakeholders in the educational system.

2     Summary of significant accounting policies

      Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Principles of consolidation and basis of presentation

      The financial statements as at September 30, 2000 and for the year then ended are consolidated and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

      Foreign currency translation and transactions

      The Company has adopted the U.S. dollar as its reporting currency. The functional currency of the Company's operations located outside the U.S. is the Canadian currency. The consolidated financial statements are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and weighted-average exchange rates for the period for revenues and expenses. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statement.

      Cash and cash equivalents

      Cash and cash equivalents consists of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of acquisition of three months or less.

      Short-term investments

      Short-term investments consist of highly liquid short-term interest bearing securities with maturities at the date of acquisition greater than three months. Interest earned is recognized immediately in the statement of operations.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

      Fair value of financial instruments

      The Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

      Inventory

      Inventory consists of finished product and raw materials for the Company's products. Inventory is valued at the lower of cost, determined on the first-in first-out basis, and net realizable value.

      Property and equipment

      Property and equipment are stated at historical cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets, generally five years or less.

      Intangible assets

      Goodwill and other intangible assets resulting from the acquisition of Misty City Software Inc. ("Misty City") were estimated by management to be primarily associated with the intellectual property of Misty City's core product and to the acquired customer list. As a result of the rapid technological changes occurring in the software industry, goodwill and other intangible assets are amortized on a straight-line basis over 36 months, being the estimated periods of benefit. See note 5 - Acquisition.

      Acquired computer software, including third party installation charges, is recorded at cost and is amortized on a straight-line basis over 36 months.

      Intangible assets - Web site development costs

      The Company accounts for web site development costs in accordance with Emerging Issues Task Force Abstract ("EITF") No. 00-02, "Accounting for Web Site Development Costs". EITF 00-02 requires the capitalization of certain web site development costs incurred in the production and building of a web site for quarters beginning after June 30, 2000. Costs related to planning and web site maintenance are expensed as incurred. Amounts capitalized are capitalized in accordance with AICPA Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Prior to June 30, 2000, the Company expensed all web site development costs as part of research and development expenses. Web site development costs are amortized on a straight-line basis over three years, being the estimated period of benefit.

      Impairment of long-lived assets

      The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------
(tabular amounts expressed in thousands of U.S. dollars)

      Revenue recognition

      Revenues are recognized in accordance with AICPA SOP 97-2, "Software Revenue Recognition". The Company generally sells product with multiple elements, including software, post-contract customer support, implementation consulting, and training. For these transactions, the Company recognizes revenue for delivered elements upon delivery, when the Company's fee is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists. The fair value of the undelivered elements, based on vendor-specific objective evidence, is deferred and recognized as revenue upon the ultimate delivery of such elements.

      The Company also sells post-contract customer support and consulting services. For post-contract customer support, the Company recognizes revenue ratably over the period, when the Company's fee is fixed and determinable and collection is probable. For consulting services, the Company recognizes revenue as services are performed, when the Company's fee is fixed and determinable and collection is probable.

      Revenue from a contract to develop state specific reporting templates has been accounted for on the completed contract basis. Direct costs of the contract are included in work-in-process at the lower of cost and net realizable value. Provision would be made for all anticipated losses as soon as they became evident.

      Research and development

      Research and development costs include expenses incurred by the Company to develop, enhance, and manage the Company's suite of software products, as well as to enhance, manage, monitor, and operate the Company's various web sites. Research and development costs are expensed as incurred.

      Stock-based compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18.

      Income taxes

      Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of the current and deferred tax liabilities and assets are based on the provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criteria.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------
(tabular amounts expressed in thousands of U.S. dollars)

      Investment tax credits

      Prior to the completion of a financing in March 2000, the Company was a Canadian Controlled Private Corporation ("CCPC"). A CCPC is entitled to an investment tax credit at a rate of 35% of the first $2 million (20% on amounts in excess of $2 million) of eligible current research and development expenditures. Investment tax credits on current expenditures earned at the 35% rate are fully refundable in cash to the Company upon filing a claim and having it approved by taxation authorities. Current investment tax credits earned on capital expenditures at a rate of 35% and on excess current expenditures at a rate of 20% are refundable in cash at a rate of 40% of the amount of the credit. The non-refundable investment tax credit component can be applied against future income taxes payable.

      Non-CCPC corporations are entitled to investment tax credits at a rate of 20%, with no refundable cash components available, on both current and capital expenditures.

      On March 30, 2000, the Company lost its CCPC status as a result of the issuance of redeemable convertible Preferred Stock. Accordingly, the Company is not entitled to the refundable component of investment tax credits for the year ending September 30, 2000.

      The refundable and non-refundable portion of investment tax credits are accounted for as a reduction of the related expenditure for items of a current expense nature and a reduction of the related assets for items of a long-term nature, when the Company has reasonable assurance that the credit will be realized.

      Comprehensive income

      The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company's comprehensive income consists of foreign currency translation adjustments and net income.

      Recent accounting pronouncements

      In December 1999 and during calendar 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", and subsequent amendments and interpretations. The Company believes that its current revenue recognition and reporting policies are consistent with the Staff's views set out in those bulletins.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

3     Supplemental cash flow information


                                                                    2000      1999
                                                                       $         $

Cash paid for income taxes                                            --        --
Cash paid for interest                                               (35)       --

Non-cash investing and financing activities
Issuance of promissory note on purchase of Misty City              1,000        --
Issuance of Common Stock on purchase of Misty City                   546        --
Redemption of term preferred shares by issuance of Common Stock       --     3,227
Redemption of subordinated debentures by issuance of
   Common Stock                                                       --     4,350
Additional paid-in capital                                            --       121

4     Balance Sheet components

                                                                    2000      1999
                                                                       $         $

Accounts receivable
   Trade accounts receivable                                       2,738     2,827
   Tax credit receivable                                              --       205
   Other                                                             292        94
   Less: Allowance for doubtful accounts                             (74)      (80)
                                                                   ---------------
                                                                   2,956     3,046
                                                                   ---------------
Property and equipment
   Computer equipment                                              2,636     1,678
   Furniture and fixtures                                          1,024       513
   Leasehold improvements                                            341       134
   Capital lease equipment                                           445       453
                                                                   ---------------
                                                                   4,446     2,778
   Less: Accumulated depreciation                                  2,642     2,106
                                                                   ---------------
                                                                   1,804       672
                                                                   ---------------
Intangible assets
   Computer software acquired                                        667       430
   Website development                                               160        --
   Acquired technology                                               842        --
   Acquired customer list                                            123        --
   Human capital                                                      30        --
                                                                   ---------------
                                                                   1,822       430
   Less: Accumulated amortization                                   (514)     (185)
                                                                   ---------------
                                                                   1,308       245
                                                                   ---------------

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

                                                                  2000      1999
                                                                     $         $

Accounts payable and accrued liabilities
   Trade                                                           884       663
   Accrued sales and marketing                                     180       252
   Accrued compensation and related benefits                       683       999
   Other accrued liabilities                                       413       607
                                                                 ---------------
                                                                 2,160     2,521
                                                                 ---------------

5     Acquisition of Misty City Software Inc.

      On April 6, 2000, the Company acquired 100% of the Common Stock of Misty City Software Inc. ("Misty City"), which develops, markets, and sells software aimed at the educational industry. The agreement stated a purchase price of $3,000,000 consisting of 467,835 shares of the Company stock, a note payable for $1,000,000 and cash of $1,200,000. Under APB 16 the shares have been valued at the announcement date which resulted in the Common Stock being recorded at $546,000. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price of $2,771,000, including related expenses of approximately $25,000, consisting primarily of legal and other professional service fees, has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date.

      The purchase price was allocated to net tangible liabilities assumed ($471,000) and intangible assets, including completed technology ($842,000), customer list ($123,000), human capital ($31,000), and goodwill ($2,246,000). The intangible assets are being amortized over their estimated useful lives of 36 months.

      As at September 30, 2000, $500,000 of the note payable was outstanding with the remaining instalments of $250,000 due on December 31, 2000 and March 31, 2000 with interest at 6% per annum.

      6 Income taxes

      Income before income taxes

      Income before income taxes was generated by both domestic and U.S. operations during 2000 and 1999.

      The components of income before equity income, income taxes and minority interest are as follows:

                                                               2000     1999
                                                                  $        $

      Canadian                                               (3,996)     (519)
      U.S.                                                      312       722
                                                             ----------------

                                                             (3,684)      203
                                                             ----------------

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

      Current income taxes

      The provision for current income taxes consists of the following:

                                                   2000           1999
                                                      $              $

      Current
        Canadian                                     17             --
        U.S. federal                                 25             --
                                                   -------------------
                                                     42             --
      Deferred
        U.S. federal                                125             --
                                                   -------------------

                                                    167             --
                                                   -------------------

      The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income before taxes as follows:

                                                                2000      1999
                                                                   %         %

Canadian statutory rate                                       (45.62)    45.62
Loss carry forward not recognized                              21.44        --
Deferred tax assets not recognized                             31.10    112.31
Foreign tax at other than Canadian statutory rate              (1.98)   (40.01)
Non-deductible expenses                                         7.62     66.32
Prior year's loss carry forward not previously recognized      (4.61)  (184.24)
Non-taxable income                                             (3.88)       --
Large corporations tax                                          0.46        --
                                                               ----------------

                                                                4.53        --
                                                               ----------------

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Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

      Deferred income taxes

      Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               2000        1999
                                                                  $           $

Deferred tax asset
   Property and equipment and intangible assets                 479         129
   Other                                                        199         (43)
   Tax losses carryforward                                    1,259       1,985
   Scientific research and experimental development
      expenditures carried forward                              792         675
                                                             ------------------
                                                              2,729       2,746
Valuation allowance                                          (2,997)     (2,746)
                                                             ------------------
Net deferred tax liability                                     (268)         --
                                                             ------------------

      Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a valuation allowance for the full amount of the deferred tax assets has been recorded.

      The Company has non-capital losses of approximately $2,759,000, and scientific research and experimental development ("SR&ED") expenditures of approximately $1,737,000, which are available for carryforward against taxable income earned in Canada in future years.

      The SR&ED expenditures carry forward indefinitely, and non-capital losses expire as follows:

                                                      $

      2001                                          160
      2002                                          858
      2003                                          175
      2007                                        1,566
                                                  -----

                                                  2,759
                                                  -----

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Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

7     Mandatorily Redeemable Convertible Preferred Stock

      On March 15, 2000, the Company cancelled its previously authorized Class A, B, C, and D Preferred Stock. None of this stock was issued and outstanding at the date of cancellation.

      On March 15, 2000, the Company authorized 100,000,000 shares of Class A Voting Mandatorily Redeemable Convertible Preferred Stock.

      Class A Mandatorily Redeemable Convertible Preferred Stock

      On March 30, 2000, the Company issued 4,667,419 shares of its Class A Mandatorily Redeemable Convertible Preferred Stock ("Class A Preferred Stock") for $31,900,000.

      The Class A Preferred Stock entitles holders to a 4% cumulative stock and/or cash dividend accruing from the date of issuance. Holders of the Class A Preferred Stock are entitled to the number of votes equal to the number of Common Shares into which the Class A Preferred Stock could be converted at the time of the vote, and vote on an equal basis with holders of the Company's Common Stock, together as a single class. The Class A Preferred Stock ranks senior to all classes of capital stock upon liquidation, dissolution, and wind-up, and ranks junior in right of payment of all indebtedness of the Company and its subsidiaries.

      The Class A Preferred Stock has a mandatory redemption on the earlier of March 31, 2005, liquidation, dissolution, or wind-up of the Company, change in control of the Company, a sale of substantially all the assets of the Company, bankruptcy of the Company, or any material breach of the terms and conditions surrounding the Class A Preferred Stock. The Class A Preferred Stock is redeemable at a liquidation value of the greater of (a) $6.82 per share plus all accrued but unpaid cumulative dividends thereon, or (b) the fair market value of the Preferred Stock, on an after conversion basis, based upon the number of shares of Common Stock the Class A Preferred Stock is convertible into and the market price, as determined by a published market (if one exists), of the Common Stock. At the option of the Company, any accrued but unpaid cumulative dividends may be settled by issuance of additional Class A Preferred Stock, the number of shares to be determined by dividing the accrued but unpaid cumulative dividends by $6.82.

      Upon a qualified underwritten initial public offering, each share of the Class A Preferred Stock will be converted into Common Stock of the Company at a ratio of five for one. A qualified underwritten initial public offering is one in which net proceeds to the Company are at least $40 million, occurs prior to March 31, 2005, and occurs at a price not less than four times the initial issue price of the Class A Preferred Stock, which was $6.82. If the underwritten initial public offering occurs prior to March 31, 2001, the price need only be two times the initial issue price, and if prior to September 30, 2001, the price need only be three times the initial issue price, in order to be qualified.

      The Class A Preferred Stock may be converted by the holders into Common Stock at any time, at a ratio of five for one. At the option of the Company, any accrued but unpaid cumulative dividends may be settled by issuance of additional Class A Preferred Stock, the number of shares to be determined by dividing the accrued but unpaid cumulative dividends by $6.82. In addition, the holders of the Class A Preferred Stock have anti-dilution protection.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

8     Capital Stock

      Share capital transactions

      On October 30, 1998, the shareholders and debentureholders accepted an offer from the principal investors of the Company to convert all previously authorized class A, B, C and D preferred shares and its series A and B debentures into Common Stock. Pursuant to this offer, each security held was converted as follows: all debentures and shareholder loans outstanding at the time of the restructuring were assigned one share of Common Stock for every $3.50 of debt outstanding; the Class A and B preferred shares were discounted at 0.888 to reflect the present value at the redemption date times the original purchase price of the preferred shares and issued one share of Common Stock for every $3.50 of the discounted original purchase price; each Class C preferred share was exchanged for 33.82 shares of Common Stock and each Class D preferred share was exchanged for 0.4 shares of Common Stock.

      On March 30, 2000, 12,537,230 shares of Common Stock were redeemed for $14,618,000. The redemption has been recorded as a reduction in Common Stock of $5,836,000, a reduction in additional paid in capital of $715,000 and a charge to deficit of 8,067,000.

      On April 6, 2000, in connection with the acquisition of Misty City, the Company issued 467,835 shares of Common Stock. The issuance was recorded at $546,000, being the estimated fair value of the shares of Common Stock at the date of acquisition.

      On June 29, 2000, the Board of Directors approved a five-for-one share split of the Company's Common Stock. All share amounts have been presented on a post stock split basis.

9     Stock based compensation

      Stock option plan

      In December 1998, the Company's Board of Directors adopted the Stock Option Plan (the "Plan") and reserved 10,000,000 shares of Common Stock for issuance thereunder. The Plan provides for the granting of stock options to Eligible Persons (defined as directors, officers, employees, or consultants of the Company or any of its subsidiaries). No person shall be eligible to receive more than 5% of the total number of outstanding number of Common Shares at the date of the grant.

      Terms and conditions of options granted under the Plan are determined solely by the Compensation Committee (the "Committee") of the Board of Directors, however, generally are granted for periods not exceeding eight years at prices equal to the fair value of the shares on the date of grant as determined by the Committee. Exercise prices for the Company's stock options are fixed in Canadian dollars.

      Options under the plan are not immediately exercisable and generally vest over a period of 36 months. The vesting schedule for each grant is determined by the Committee.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

      The following table summarizes activity under the Company's stock option plan for the years ended September 30, 2000 and 1999:

                                               2000                         1999
                                     --------------  ---------------------------
                                           Weighted                    Weighted
                                            average                      average
                           Shares    exercise price      Shares   exercise price
                                             Cdn. $                       Cdn. $

Stock options
Outstanding -
   beginning of year     4,670,905             0.56     333,590             0.20
      Granted            3,175,705             2.34   4,477,760             0.58
      Exercised           (234,700)            0.41     (19,375)            0.53
      Cancelled           (158,425)            0.62    (121,070)            0.50
      Expired                   --              --           --               --
                         ---------                    ---------

Outstanding -
   end of year           7,453,485             1.32   4,670,905             0.56
                         ---------                    ---------

Exercisable -
   September 30          3,159,825              --    1,351,404               --
                         ---------                    ---------

Weighted average fair
   value of options
   granted during the
   year                                        0.08                         1.22

      The following table summarizes information about fixed stock options outstanding at September 30, 2000:

                                       Options outstanding at September 30, 2000
            --------------------------------------------------------------------
            Exercise             Number           Remaining               Number
               price        outstanding    contractual life          exercisable
              Cdn. $                                (years)

                0.20            223,915                 3.7              211,215
                0.53          3,531,625                 6.1            2,214,024
                1.00            861,925                 7.1              261,916
                2.50          2,836,020                 7.5              472,670
                              ---------                                ---------

                1.32          7,453,485                                3,159,825
                              ---------                                ---------

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

      Fair value disclosures

      The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                       2000      1999
                                          %         %

      Risk-free interest rate           6.3       4.8
      Expected lives (in years)         3.0       3.0
      Dividend yield                    0.0       0.0
      Expected volatility               0.0       0.0

      The fair value of each option grant was determined using the minimum value method. The effect of compensation cost on net income and (loss) earnings per share for the years ended September 30, 2000 and 1999 is as follows:

                                       2000      1999
                                         $          $

      Net (loss) earnings
         As reported                (3,703)       203
         Pro forma                  (3,779)       (67)

      Unearned stock-based compensation

      In connection with certain stock option grants during the years ended September 30, 2000 and 1999, the Company recognized unearned compensation totalling $23,000 and $462,000, respectively, which is being amortized over the three year vesting periods of the related options. Amortization expense recognized during the years ended September 30, 2000 and 1999 totalled approximately $149,000 and $264,000, respectively.

10    Concentration of credit risk

      Financial instruments that potentially subject the Company to a significant concentration of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit, quality financial institutions.

      Concentration of credit risk with respect to accounts receivable is considered to be limited due to the credit quality of the customers comprising the Company's customer base. The Company's customer base consists primarily of government-funded organizations including schools, school districts, and state and provincial governments. The Company performs ongoing credit evaluations of the financial condition of those customers not represented by this customer base, in order to determine the need for an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The Company has not experienced significant credit losses to date, and during the years ended September 30, 2000 and 1999, no customers accounted for more than 10% of net revenues or net accounts receivable.

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

Chancery Software Ltd.
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
--------------------------------------------------------------------------------

(tabular amounts expressed in thousands of U.S. dollars)

11    Commitments

      The Company leases certain facilities and equipment used in its operations under operating leases. Future minimum lease payments under these lease agreements at September 30, 2000 are as follows:

                                                  $

      2001                                      742
      2002                                      728
      2003                                      266
      2004                                       20
      2005                                       --


12    Subsequent event

      On December 15, 2000, the Company signed a memorandum of understanding ("MOU") to merge with a company in the K-12 market whose products and services are complimentary to Chancery's own products and services. The MOU is not binding unless and until a final definitive agreement has been executed, except for the requirement of the Company to pay a break up fee of $1,500,000 in the event certain dates are not met as a direct result of the Company's failure to use commercially reasonable efforts to negotiate terms or conclude the transaction.


13    Unaudited subsequent event

      On February 2, 2001, the company terminated the arrangement to merge with the target company pursuant to the MOU (note 12). The target company subsequently filed a lawsuit to recover the break-up fee of $1,500,000. The company believes the lawsuit is without merit and intends to vigorously defend the lawsuit.


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